Exhibit 21.1

Maui Land & Pineapple Company, Inc.—Subsidiaries

As of December 31, 2022

Name	State of Incorporation	Percentage of Ownership
Maui Pineapple Company, Ltd.	Hawaii	100
Kapalua Land Company, Ltd.	Hawaii	100
Kapalua Realty Company, Ltd.	Hawaii	100
Kapalua Advertising Company, Ltd.	Hawaii	100